As filed with the Securities and Exchange Commission on April 15, 2024

United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Onex Direct Lending BDC Fund

(Name of Subject Company (issuer))

Onex Direct Lending BDC Fund

(Name of Filing Person (offeror))

Common Shares of Beneficial Interest, Par Value $0.001 Per Share

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Zachary Drozd

930 Sylvan Avenue

Englewood Cliffs, NJ 07632

(201) 541-2121

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person(s))

Copies to:

Zachary Drozd 930 Sylvan Avenue Englewood Cliffs, NJ 07632	Rajib Chanda Steven Grigoriou Simpson Thacher & Bartlett LLP 900 G Street NW Washington, DC 20001

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Item 1.	Summary Term Sheet

Reference is made to the “Summary Term Sheet” in the Offer to Purchase (as defined below) that is attached hereto as Exhibit (a)(1)(i) and is incorporated herein by reference.

Item 2.	Subject Company Information

(a) The name of the issuer is Onex Direct Lending BDC Fund (the “Company”), a non-diversified closed-end management investment company organized as a Delaware statutory trust that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended. The principal executive offices of the Company are located at 930 Sylvan Avenue, Englewood Cliffs, NJ 07632. The telephone number of the Company is (201) 541-2121.

(b) The title of the securities that are the subject of the offer to purchase and the related Letter of Transmittal (“Offer to Purchase” and the tender offer made thereby, the “Offer”) are common shares of beneficial interest, par value $0.001 per share (the “Shares”). As of the close of business on March 31, 2024, there were 10,620,435 Shares issued and outstanding. Subject to the conditions set forth in the Offer to Purchase, the Company will purchase up to 531,022 Shares that are tendered by holders of the Company’s Shares (“Shareholders”) and not withdrawn as described in the Offer to Purchase (the “Offer Amount”). The Shares subject to the Offer represent approximately 5% of the Company’s Shares outstanding as of March 31, 2024.

(c) The Shares are not currently traded on an established secondary trading market.

Item 3.	Identity and Background of Filing Person

(a) The Company is tendering for its own Shares. The information required by this Item is set forth in Item 2(a) above. Onex Credit Advisor, LLC (the “Investment Adviser”) serves as the investment manager for the Company. The Investment Adviser is located at 930 Sylvan Avenue, Englewood Cliffs, NJ 07632 and its telephone number is (201) 541-2121. The members of the Company’s Board of Trustees (the “Board”) are Ronnie Jaber, Henry van Dyke and Kelly Marshall (each, a “Trustee”). The President and Chief Executive Officer is Ronnie Jaber, the Chief Financial Officer is Edward (Ted) Gilpin, the General Counsel and Chief Compliance Officer is Zachary Drozd and the Secretary is Mariel Reilly. The Trustees and the executive officers of the Company may be reached at the Company’s business address and phone number set forth in Item 2(a) above.

(b)-(c) Not applicable.

Item 4.	Terms of the Transaction

(a)(1) The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

•	“Summary Term Sheet”;

•	“Introduction”;

•	Section 1 (“Terms of the Offer; Termination Date”);

•	Section 2 (“Acceptance for Purchase and Payment for Shares”);

•	Section 3 (“Procedure for Tendering Shares”);

•	Section 4 (“Rights of Withdrawal”);

•	Section 5 (“Source and Amount of Funds; Effect of the Offer”);

•	Section 7 (“Federal Income Tax Consequences of the Offer”);

•	Section 10 (“Interests of Trustees, Executive Officers and Associates; Transactions and Arrangements Concerning the Shares”); and

•	Section 12 (“Certain Conditions to the Offer”).

(a)(2) Not applicable.

(b) Any Shares to be purchased from any officer, Trustee or affiliate of the Company will be on the same terms and conditions as any other purchase of Shares. To the Company’s knowledge, none of the officers, Trustees, or affiliates of the Company intends to tender Shares in the Offer.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

(a)-(d) Not applicable.

(e) The information set forth in the Offer to Purchase under Section 6 (“Purpose of the Offer; Plans or Proposals of the Company”) and Section 10 (“Interests of Trustees, Executive Officers and Associates; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference. The Company does not know of any other contract, agreement, arrangement, or understanding, whether contingent or otherwise or whether or not legally enforceable, between the (i) Company, any of the Company’s executive officers or Trustees, any person controlling the Company, or any executive officer or director of any corporation ultimately in control of the Company and (ii) any other person with respect to any securities of the Company (including any contract, agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

Item 6.	Purposes of the Transaction and Plans and Proposals

(a)-(b) The information set forth in the Offer to Purchase under Section 6 (“Purpose of the Offer; Plans or Proposals of the Company”) is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under Section 6 (“Purpose of the Offer; Plans or Proposals of the Company”) is incorporated herein by reference. Because Shares are not traded in any market, subsections (6), (7), and (8) of Regulation M-A Item 1006(c) are not applicable to the Company.

Item 7.	Source and Amount of Funds or Other Considerations

(a) The information set forth in the Offer to Purchase under Section 5 (“Source and Amount of Funds; Effect of the Offer”) is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under Section 12 (“Certain Conditions to the Offer”) is incorporated herein by reference.

(c) Not applicable.

(d) Information regarding borrowed funds is incorporated herein by reference to Section 5 (“Source and Amount of Funds; Effect of the Offer”) and Section 12 (“Certain Conditions to the Offer”) of the Offer to Purchase.

Item 8.	Interest in Securities of the Subject Company

(a) The information set forth in the Offer to Purchase under Section 10 (“Interests of Trustees, Executive Officers and Associates; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under Section 10 (“Interests of Trustees, Executive Officers and Associates; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used

(a) No persons have been directly or indirectly employed, retained, or are to be compensated by or on behalf of the Company to make solicitations or recommendations in connection with the Offer to Purchase.

Item 10.	Financial Statements

The audited financial statements of the Company dated December 31, 2023 filed with the SEC on EDGAR on March 6, 2024 are incorporated by reference. The Company will prepare and transmit to Shareholders the audited financial statements of the Company within 90 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.

Item 11.	Additional Information

(a)(1) None.

(a)(2) None.

(a)(3) Not applicable.

(a)(4) Not applicable.

(a)(5) None.

(c) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12(a).	Exhibits

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated April 15, 2024*

(a)(1)(ii)	Form of Letter of Transmittal*

(a)(1)(iii)	Letter to Shareholders*

(a)(2)	None

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)	None

(b)	None

(d)	None

(g)	None

(h)	None

Item 12(b).	Filing Fees

Filing Fee Exhibit*

*	Filed herewith.

Item 13.	Information Required by Schedule 13E-3

Not Applicable

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ONEX DIRECT LENDING BDC FUND

By:	/s/ Zachary Drozd
Name:	Zachary Drozd
Title:	General Counsel and Chief Compliance Officer

Date: April 15, 2024

Exhibit Index

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated April 15, 2024, including Summary Term Sheet

(a)(1)(ii)	Form of Letter of Transmittal

(a)(1)(iii)	Letter to Shareholders

Filing Fee Exhibit